                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 11-K



          [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]



                 For the fiscal year ended:  December 31, 1996


                                       OR


          [_]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]



For the transition period from __________ to ___________


Commission File Number:  0-20609


     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                     WHITTAKER CORPORATION PARTNERSHIP PLAN


     B. Name of issuer of the Securities held pursuant to the plan and the address of its principal executive office:

                             WHITTAKER CORPORATION
                            1955 N. SURVEYOR AVENUE
                       SIMI VALLEY, CALIFORNIA 93063-3386

                          Audited Financial Statements

                           and Supplemental Schedules

                     Whittaker Corporation Partnership Plan



                     Years ended December 31, 1996 and 1995

                      with Report of Independent Auditors

                     Whittaker Corporation Partnership Plan



                          Audited Financial Statements
                           and Supplemental Schedules



                     Years ended December 31, 1996 and 1995



                                    CONTENTS


Report of Independent Auditors................................   1

Audited Financial Statements

Statements of Net Assets Available for Benefits...............   2
Statements of Changes in Net Assets Available for Benefits....   3
Notes to Financial Statements.................................   4

Supplemental Schedules

Schedule of Assets Held for Investment Purposes...............  18
Schedule of Reportable Transactions...........................  20

                         Report of Independent Auditors


To the Administrative Committee
Whittaker Corporation Partnership Plan


We have audited the accompanying statements of net assets available for benefits of the Whittaker Corporation Partnership Plan (the Plan) as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1996, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1996 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1996 financial statements taken as a whole.


                                                         ERNST & YOUNG LLP

June 20, 1997

                     Whittaker Corporation Partnership Plan

                Statements of Net Assets Available for Benefits


                                                            DECEMBER 31
                                                       1996            1995
                                                --------------------------------
ASSETS
Cash                                                 $    21,916     $   354,871
Investments, at fair value (Note 3)                   34,503,538      33,624,291
Receivables:
 Contributions                                           101,061       2,044,691
 Accrued interest and dividends                           40,779         110,896
 Other                                                    27,391              --
                                                --------------------------------
Total assets                                          34,694,685      36,134,749
                                                --------------------------------

LIABILITIES
Accrued expenses                                          53,979          40,320
Other                                                     24,739          23,576
                                                --------------------------------
Total liabilities                                         78,718          63,896
                                                --------------------------------
Net assets available for benefits                    $34,615,967     $36,070,853
                                                ================================

See accompanying notes.

                     Whittaker Corporation Partnership Plan

           Statements of Changes in Net Assets Available for Benefits



                                                       YEAR ENDED DECEMBER 31
                                                        1996            1995
                                                 -------------------------------
Additions to net assets attributed to:
Investment income:
  Net realized and unrealized appreciation
   (depreciation) in fair value of investments
   (Note 3)                                        $(1,328,261)      $1,488,791


  Interest and dividend income                       1,486,051        2,011,308
 Contributions:
  Participants                                       2,434,627        2,508,283
  Employer                                             881,888        2,813,406
                                                 -------------------------------
Total additions                                      3,474,305        8,821,788

Deductions from net assets attributed to:
 Benefits paid to participants (Note 2)              4,769,033        6,278,344
 Administrative expenses                               160,158          178,620
                                                 -------------------------------
Total deductions                                     4,929,191        6,456,964
                                                 -------------------------------
Net (decrease) increase                             (1,454,886)       2,364,824

Net assets available for benefits at beginning
 of year                                            36,070,853       33,706,029
                                                 -------------------------------
Net assets available for benefits at end of year   $34,615,967      $36,070,853
                                                 ===============================

See accompanying notes.

                    Whittaker Corporation Partnership Plan

                         Notes to Financial Statements

                               December 31, 1996

1. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accompanying financial statements of the Whittaker Corporation Partnership Plan (the Plan) are prepared on the accrual basis of accounting.

VALUATION OF INVESTMENTS

Investments in securities are stated at fair value. The investments in Whittaker Corporation and BioWhittaker, Inc. common stock are stated at fair value based on closing sales prices on the last business day of the year. Investments in mutual funds are based upon redemption value on the last business day of the year as determined by the investment manager. The mutual fund investment portfolios may include transactions with off-balance sheet risks. However, the Plan's exposure to risk is limited to the amount of its investment in the mutual fund.

Statement of Position 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans" (SOP 94-4) requires that the Plan change its method of valuing deposits with insurance companies from contract value to fair value effective January 1, 1996. Contract value represents contributions made under the contract plus interest at the contract rate, less periodic distributions. Deposits with insurance companies are stated at contract value, which approximates fair value.

Investments in Schwab Retirement Money Fund and Schwab Institutional Advantage Money Fund, which are short-term investment funds, are carried at cost which approximates fair value.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                    Whittaker Corporation Partnership Plan

1. Significant Accounting Policies (CONTINUED)

RECLASSIFICATION

Certain previously reported 1995 balances have been reclassified to conform with the 1996 presentation.

2. DESCRIPTION OF THE PLAN

The Plan is a defined contribution plan to which eligible employees may voluntarily elect to contribute stated percentages of their compensation (as defined). Prior to July 1, 1996, an employee of Whittaker Corporation (the Company) was generally eligible to become a participant after completion of 90 days of eligibility service. Effective July 1, 1996, the Plan was amended to change the date of eligibility to commence with employment. Participants should refer to the Summary Plan Description and Plan document for more complete information.

CONTRIBUTIONS

Participants may voluntarily contribute through salary deferrals up to 12% of aggregate compensation received during all periods of participation. Effective January 1, 1996, salary deferral contributions were limited to $9,500 per calendar year, subject to upward adjustment pursuant to the Internal Revenue Code.

The Company contributes on behalf of the participant an amount which is based on the participant's contributions. The Company's matching contributions are invested primarily in the Whittaker Common Stock Fund.

In addition to matching contributions, starting with the 1995 fiscal year, the Company, at the discretion of the board of directors, may contribute on behalf of the participants amounts based on the attainment of certain pre-established goals for the Company, subject to certain limitations. At December 31, 1995, contributions receivable included the Company's 1995 profit sharing contributions of $1,891,468. There were no profit sharing contributions for fiscal 1996.

                    Whittaker Corporation Partnership Plan

2. DESCRIPTION OF THE PLAN (CONTINUED)

INVESTMENT OPTIONS

The individual accounts of each participant are held and invested by the Charles Schwab Trust Company (the Trustee) in one or more of the following funds, in accordance with the available investment options selected by the participant:

  Whittaker Common Stock Fund - An unsegregated fund which may only invest in Common Stock of the Company and securities convertible into Common Stock of the Company, or warrants or other rights to purchase Common Stock of the Company received as a result of holdings of such Common Stock.

  Stable Value Asset Fund - An unsegregated fund invested in guaranteed-income contracts issued by various insurance companies, Franklin Stable Value Fund, Dreyfus-Certus Stable Value Fund, and high quality money market instruments. The fund may also invest in U.S. government and U.S. government agency securities.

  High Quality Intermediate Corporate Bond Fund - Invested in Fidelity Intermediate Bond Fund, a mutual fund which invests in high-quality corporate obligations, U.S. government securities, obligations of major U.S. banks, prime commercial paper, and other similar instruments.

  Balanced Fund - Invested in T. Rowe Price Balanced Fund, Inc., a mutual fund which invests approximately 60% of its assets in common stocks and at least 25% of its assets in senior fixed income securities. The fund may invest up to 15% of its assets in foreign securities, and up to 20% of its assets in mortgage-backed securities. The fund may also invest up to 10% of its assets in debt securities rated below investment grade.

  Growth Fund - Invested in Twentieth Century Investors, Inc., Growth Investors, a mutual fund which invests in equity securities of large, established companies having positive trends in both earnings and revenues, and a high degree of liquidity. Up to 10% of fund assets may be held in cash.

  International Equity Fund - Invested in Templeton Foreign Fund series of Templeton Funds, Inc., a mutual fund which invests primarily in stocks and debt securities of companies outside of the U.S. It maintains a flexible investment policy and can invest in a broad variety of different types of securities and in any foreign country, developed or undeveloped. The fund may invest up to 5% of its assets in medium-quality or high-risk lower-quality debt securities.

                    Whittaker Corporation Partnership Plan

2. DESCRIPTION OF THE PLAN (CONTINUED)

  Value Fund - Invested in Scudder Growth and Income Fund, a mutual fund which invests primarily in stocks that are undervalued relative to the overall stock market. Dividend yield is one of the primary valuation characteristics utilized in stock selection. This fund was added as an investment option effective October 1, 1996.

  BioWhittaker, Inc. Common Stock Fund - An unsegregated fund invested in BioWhittaker, Inc. Common Stock. This fund was established in December 1991 as a result of Whittaker Corporation's spin-off of BioWhittaker, Inc. and a resulting distribution of BioWhittaker, Inc. Common Stock to the Plan. No future contributions or transfers can be directed to this fund.

  Participant Loan Fund - Plan participants may borrow the lesser of $50,000 or one half of the participants' vested value in certain accounts. Amounts borrowed must be repaid within five years, unless the loan is used for the purchase of a primary residence, which requires repayment within 15 years. Interest is charged at the trustee's prime rate at the date of loan approval.

VESTING

Amounts (other than profit sharing contributions) allocated to a participant's account are fully vested. Amounts allocated to a participant's profit sharing account become vested at 20% per year of eligibility service, beginning with the third year of service, and are fully vested with seven or more years of service. Participants who terminate employment with the Company forfeit their unvested account balance. All amounts forfeited are used to reduce the Company's discretionary and matching contributions to be made in the Plan year that amounts are forfeited.

UNALLOCATED PLAN ASSETS

During 1992, the Whittaker Common Stock Fund received certain amounts representing its share of the proceeds from a class action legal settlement. It has not yet been determined how these unallocated Plan assets will be allocated among current and former participants.

                    Whittaker Corporation Partnership Plan

2. DESCRIPTION OF THE PLAN (CONTINUED)

DISTRIBUTIONS

Distributions are payable to participants or their beneficiaries in a lump-sum amount equal to their vested account balances upon retirement, disability, death or termination of employment. At December 31, 1996 and 1995, distributions payable to terminated, retired, or withdrawing employees were not material.

TERMINATION PROVISIONS

The Company has the right to discontinue its contributions at any time and to terminate the Plan. In the event of such termination, participants will receive a distribution equal to the vested value of their individual accounts.

3. INVESTMENTS

The Plan's investments are held by Charles Schwab Trust Company. During 1996 and 1995, the Plan's investments (including investments bought, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

                                                    NET
                                                 APPRECIATION
                                                (DEPRECIATION)     FAIR VALUE
                                                 IN FAIR VALUE       AT END
                                                  DURING YEAR       OF YEAR
                                               -------------------------------
Year ended December 31, 1996:
 Schwab Retirement Money Fund                  $        --         $   574,793
 Schwab Institutional Advantage Money Fund              --             821,167
 Whittaker Corporation Common Stock             (2,996,389)          4,018,209
 Fidelity Intermediate Bond Fund                   (54,231)          1,698,474
 T. Rowe Price Balanced Fund, Inc.                 503,886           6,048,269
 Twentieth Century Investors Inc., Growth
  Investors                                        751,855           5,143,910
 Templeton Foreign Fund series of Templeton
  Funds, Inc.                                      462,433           3,981,805
 Scudder Growth and Income Fund                     (1,770)          1,292,580
 BioWhittaker, Inc. Common Stock                     5,955             641,120
 Participant loans                                      --           2,038,696
 Dreyfus-Certus Stable Value Fund                       --           4,947,741
 Amounts held by insurance companies in group
  annuity contracts                                     --           3,296,774
                                               -------------------------------
                                               $(1,328,261)        $34,503,538
                                                ==============================

                    Whittaker Corporation Partnership Plan

3. INVESTMENTS (CONTINUED)

                                                     NET
                                                 APPRECIATION
                                                (DEPRECIATION)     FAIR VALUE
                                                 IN FAIR VALUE        AT END
                                                  DURING YEAR        OF YEAR
                                                ------------------------------
Year ended December 31, 1995:
 Schwab Retirement Money Fund                   $       --         $ 1,557,990
 Whittaker Corporation Common Stock                394,189           6,932,573
 Fidelity Intermediate Bond Fund                    82,380           1,577,605
 T. Rowe Price Balanced Fund, Inc.                 727,569           4,818,228
 Twentieth Century Investors Inc., Growth
  Investors                                         90,131           5,159,704

 Templeton Foreign Fund series of Templeton
  Funds, Inc.                                      132,827           3,473,205
 BioWhittaker, Inc. Common Stock                    61,695             678,068
 Participant loans                                      --           1,680,351
 Franklin Stable Value Fund                             --           2,484,868
 Amounts held by insurance companies in group
  annuity contracts                                     --           5,261,699
                                                 -----------------------------
                                                 $1,488,791        $33,624,291
                                                 =============================

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

                                                           DECEMBER 31
                                                       1996            1995
                                                   ----------------------------
Whittaker Corporation Common Stock                    $4,018,209     $6,932,573
T. Rowe Price Balanced Fund, Inc.                      6,048,269      4,818,228
Twentieth Century Investors Inc., Growth
 Investors                                             5,143,910      5,159,704
Templeton Foreign Fund series of Templeton
 Funds, Inc.                                           3,981,805      3,473,205
Franklin Stable Value Fund                                    --      2,484,868
Dreyfus-Certus Stable Value Fund                       4,947,741             --
Aetna Life Insurance Company, Group Annuity
 Contract, 5.22%, 50% matures February 17,
 1997, remainder matures September 15, 1997            1,781,565             --

                    Whittaker Corporation Partnership Plan

3. INVESTMENTS (CONTINUED)

At December 31, 1996, the Stable Value Asset Fund held $3,296,774 of group annuity contracts with three separate insurance companies. Total annual principal installments to be received under these contracts, based on contract terms, are $1,781,565 in 1997 and $1,515,209 in 1998. Early withdrawals are permitted under certain of these contracts but are subject to adjustments, the most restrictive of which is a forfeiture of interest on amounts withdrawn and that any withdrawals will reduce the next scheduled installment. There are no reserves against these contracts for credit risk of the contract issuer or otherwise. The average yields and crediting interest rates ranged from approximately 4.65% to 8.25% during 1996 and 1995.

At December 31, 1996, the Stable Value Asset Fund held an investment of $475,369 in a group annuity contract with Aurora National Life Assurance Company (ANLAC). In April 1991, Executive Life Insurance Company (ELIC), which was the original issuer of the contract, was placed in a court-supervised conservatorship by the California State Insurance Commissioner. The ELIC contract, which was scheduled to mature January 9, 1993, went into default on that date. A realized loss of $135,896 was recognized during 1993 to reflect the contract at its restructured contract value of $488,896. During 1993, the contract was transferred to ANLAC by reinsurance and assumption after being restructured, pursuant to the order of the California Superior Court.

Each participant's share in the Executive Life group annuity contract as of June 30, 1991, has been segregated within the Stable Value Asset Fund, and a detailed record of such is being maintained by the Trustee until the scheduled maturity of the contract in 1998. Accordingly, Stable Value Asset Fund distributions, transfers, and withdrawals after June 1991 do not include the segregated asset and new contributions have not been affected.

                    Whittaker Corporation Partnership Plan
                   Notes to Financial Statements (continued)


4. INVESTMENT FUNDS

The net assets available for benefits as of December 31, 1996 and 1995, for each investment fund are as follows:

                                        WHITTAKER        STABLE         CORPORATE
                                      COMMON STOCK     VALUE ASSET        BOND          BALANCED         GROWTH
             1996                         FUND            FUND            FUND            FUND            FUND
-------------------------------    -----------------------------------------------------------------------------
ASSETS
Cash                                  $   16,681      $    2,289      $      --       $       --      $    2,675
Investments                            4,611,623       9,027,119       1,700,336       6,054,898       5,149,548
Contributions receivable                  28,853          20,739           4,550          13,958          16,249
Accrued interest and dividends                --          40,779              --              --              --
Other                                      2,887           9,241           1,652           5,087           4,393
                                   -----------------------------------------------------------------------------
Total assets                           4,660,044       9,100,167       1,706,538       6,073,943       5,172,865
                                   -----------------------------------------------------------------------------

LIABILITIES
Accrued expenses                           5,962          20,176           2,649           8,730           8,357
Other                                     24,739              --              --              --              --
                                   -----------------------------------------------------------------------------
Total liabilities                         30,701          20,176           2,649           8,730           8,357
                                   -----------------------------------------------------------------------------
Net assets available for
 benefits                             $4,629,343      $9,079,991      $1,703,889      $6,065,213      $5,164,508
                                   =============================================================================

                                     WHITTAKER         STABLE         CORPORATE
                                    COMMON STOCK     VALUE ASSET         BOND          BALANCED          GROWTH
             1995                       FUND            FUND             FUND            FUND             FUND
-------------------------------    -------------------------------------------------------------------------------
ASSETS
Cash                                  $   11,405       $  147,279      $   30,397       $   28,239      $  122,960
Investments                            7,484,311        8,743,868       1,578,445        4,820,795       5,162,454
Contributions receivable                 215,312          746,839         116,378          310,557         374,821
Accrued interest and dividends                --           37,721           8,743               --              --
                                   -------------------------------------------------------------------------------
Total assets                           7,711,028        9,675,707       1,733,963        5,159,591       5,660,235
                                   -------------------------------------------------------------------------------

LIABILITIES
Accrued expenses                           6,159           21,432           1,252            3,834           4,311
Interfund payable (receivable)           (37,804)          21,376         (35,412)          29,253        (167,163)
Other                                     23,576               --              --               --              --
                                   -------------------------------------------------------------------------------
Total liabilities                         (8,069)          42,808         (34,160)          33,087        (162,852)
                                   -------------------------------------------------------------------------------
Net assets available for
 benefits                             $7,719,097       $9,632,899      $1,768,123       $5,126,504      $5,823,087
                                   ===============================================================================

                    Whittaker Corporation Partnership Plan
                   Notes to Financial Statements (continued)

                                      INTERNATIONAL                      BIOWHITTAKER       PARTICIPANT
                                         EQUITY          VALUE             COMMON              LOAN
             1996                         FUND            FUND           STOCK FUND            FUND            TOTAL
-------------------------------    ------------------------------------------------------------------------------------
ASSETS
Cash                               $       --        $       --        $    271           $       --        $    21,916
Investments                         3,986,169         1,293,997         641,152            2,038,696         34,503,538
Contributions receivable               11,452             5,260              --                   --            101,061
Accrued interest and dividends             --                --              --                   --             40,779
Other                                   3,646               485              --                   --             27,391
                                   ------------------------------------------------------------------------------------
Total assets                        4,001,267         1,299,742         641,423            2,038,696         34,694,685
                                   ------------------------------------------------------------------------------------

Accrued expenses                        5,985             1,036           1,084                   --             53,979
Other                                      --                --              --                   --             24,739
                                   ------------------------------------------------------------------------------------
Total liabilities                       5,985             1,036           1,084                   --             78,718
                                   ------------------------------------------------------------------------------------
Net assets available for benefits  $3,995,282        $1,298,706        $640,339           $2,038,696        $34,615,967
                                   ====================================================================================

                                     INTERNATIONAL     BIOWHITTAKER       PARTICIPANT
                                        EQUITY            COMMON             LOAN
             1995                        FUND           STOCK FUND           FUND              TOTAL
-------------------------------    -------------------------------------------------------------------
ASSETS
Cash                               $   14,511            $     80         $       --       $   354,871
Investments                         3,475,056             678,995          1,680,367        33,624,291
Contributions receivable              280,784                 --                  --         2,044,691
Accrued interest and dividends         64,432                 --                  --           110,896
                                   -------------------------------------------------------------------
Total assets                        3,834,783            679,075           1,680,367        36,134,749
                                   -------------------------------------------------------------------

LIABILITIES
Accrued expenses                        2,806                526                  --           40,320
Interfund payable (receivable)        187,233              2,517                  --               --
Other                                      --                 --                  --           23,576
                                   -------------------------------------------------------------------
Total liabilities                     190,039              3,043                  --           63,896
                                   -------------------------------------------------------------------
Net assets available for benefits  $3,644,744           $676,032          $1,680,367      $36,070,853
                                   ===================================================================

                    Whittaker Corporation Partnership Plan

4. INVESTMENT FUNDS (CONTINUED)

For the years ended December 31, 1996 and 1995, the changes in net assets available for benefits of each investment fund are as follows:

                                                    WHITTAKER          STABLE           CORPORATE
                                                  COMMON STOCK       VALUE ASSET          BOND            BALANCED
                   1996                               FUND              FUND              FUND              FUND
------------------------------------------       -------------------------------------------------------------------
Additions to net assets attributed to:
  Investment income:
    Net appreciation (depreciation) in fair
     value of investments                         $(2,996,389)     $       --            $  (54,231)      $  503,886
    Interest and dividends                             26,679         640,945               116,531          253,530
                                                 -------------------------------------------------------------------
                                                   (2,969,710)        640,945                62,300          757,416
  Contributions:
    Participants                                      223,067         629,402               157,702          460,732
    Employer matching                                 703,003          74,499                11,962           29,503
                                                 -------------------------------------------------------------------
                                                      926,070         703,901               169,664          490,235

  Loan repayments                                     100,969         170,433                50,200          149,304
                                                 -------------------------------------------------------------------
Total additions                                    (1,942,671)      1,515,279               282,164        1,396,955

Deductions from net assets attributed to:
  Benefits paid to participants                       853,737       1,553,012               197,417          643,518
  Administrative expenses                              19,384          65,395                 7,094           24,464
  Loans issued                                         30,167         531,251                83,756          217,449
                                                 -------------------------------------------------------------------
Total deductions                                      903,288       2,149,658               288,267          885,431
                                                 -------------------------------------------------------------------

Net increase (decrease) prior to
 interfund transfers                               (2,845,959)       (634,379)               (6,103)         511,524

Interfund transfers, net                             (243,795)         81,471               (58,131)         427,185
                                                 -------------------------------------------------------------------

Net increase (decrease)                            (3,089,754)       (552,908)              (64,234)         938,709

Net assets available for benefits
 at beginning of year                               7,719,097       9,632,899             1,768,123        5,126,504
                                                 -------------------------------------------------------------------
Net assets available for benefits
 at end of year                                   $ 4,629,343      $9,079,991            $1,703,889       $6,065,213
                                                 ===================================================================

                    Whittaker Corporation Partnership Plan
                   Notes to Financial Statements (continued)

                                                         INTERNATIONAL           BIOWHITTAKER  PARTICIPANT
                                                GROWTH      EQUITY         VALUE     COMMON        LOAN
                   1996                          FUND        FUND          FUND     STOCK FUND     FUND        TOTAL
------------------------------------------   ------------------------------------------------------------------------
Additions to net assets attributed to:
  Investment income:
    Net appreciation (depreciation) in fair
     value of investments                    $   751,855  $  462,433  $   (1,770)  $  5,955  $        --  $(1,328,261)
    Interest and dividends                        98,808     170,323      54,369         29      124,837    1,486,051
                                             ------------------------------------------------------------------------
                                                 850,663     632,756      52,599      5,984      124,837      157,790
  Contributions:
    Participants                                 559,913     376,793      27,018         --           --    2,434,627
    Employer matching                             33,216      26,566       2,200        939           --      881,888
                                             ------------------------------------------------------------------------
                                                 593,129     403,359      29,218        939           --    3,316,515

  Loan repayments                                141,128      92,037       2,981         --     (707,052)          --
                                             ------------------------------------------------------------------------
Total additions                                1,584,920   1,128,152      84,798      6,923     (582,215)   3,474,305

Deductions from net assets attributed to:
  Benefits paid to participants                  685,555     567,654          --     61,070      207,070    4,769,033
  Administrative expenses                         22,375      16,026       2,774      2,646           --      160,158
  Loans issued                                   174,700     110,291          --         --   (1,147,614)          --
                                             ------------------------------------------------------------------------
Total deductions                                 882,630     693,971       2,774     63,716     (940,544)   4,929,191
                                             ------------------------------------------------------------------------


Net increase (decrease) prior to
 interfund transfers                             702,290     434,181      82,024    (56,793)     358,329   (1,454,886)

Interfund transfers, net                      (1,360,869)    (83,643)  1,216,682     21,100           --           --
                                             --------------------------------------------------------------------------

Net increase (decrease)                         (658,579)    350,538   1,298,706    (35,693)     358,329   (1,454,886)

Net assets available for benefits
 at beginning of year                          5,823,087   3,644,744          --    676,032    1,680,367   36,070,853
                                             --------------------------------------------------------------------------
Net assets available for benefits
 at end of year                              $ 5,164,508  $3,995,282  $1,298,706   $640,339  $ 2,038,696  $34,615,967
                                             ==========================================================================

                    Whittaker Corporation Partnership Plan

                                                WHITTAKER            STABLE           CORPORATE
                                               COMMON STOCK       VALUE ASSET           BOND             BALANCED
                   1995                            FUND               FUND              FUND               FUND
--------------------------------------------------------------------------------------------------------------------
Additions to net assets attributed to:
  Investment income:
    Net appreciation in fair value of
     investments                               $  394,189         $        --        $    82,380        $  727,569
    Interest and dividends                         53,623             602,727            106,455           255,074
                                               -------------------------------------------------------------------
                                                  447,812             602,727            188,835           982,643
Contributions:
  Participants                                    242,419             724,976            178,163           435,200
  Employer matching                               741,713              77,959             13,220            27,596
  Employer profit sharing                         172,903             708,526            110,322           290,887
                                               -------------------------------------------------------------------
                                                1,157,035           1,511,461            301,705           753,683

Loan repayments                                    98,492             134,691             27,307            90,208
                                               -------------------------------------------------------------------
Total additions                                 1,703,339           2,248,879            517,847         1,826,534

Deductions from net assets attributed to:
  Benefits paid to participants                   520,430           4,846,896             71,798           248,207
  Administrative expenses                          30,293              71,895              7,452            22,591
  Loans issued                                      9,041             231,940             43,755            96,184
                                               -------------------------------------------------------------------
Total deductions                                  559,764           5,150,731            123,005           366,982
                                               -------------------------------------------------------------------
                                                1,143,575          (2,901,852)           394,842         1,459,552

Interfund transfers, net                          (93,576)           (209,997)           120,681           (10,162)
                                               -------------------------------------------------------------------

Net increase (decrease)                         1,049,999          (3,111,849)           515,523         1,449,390

Net assets available for benefits
 at beginning of year                           6,669,098          12,744,748          1,252,600         3,677,114
                                               -------------------------------------------------------------------
Net assets available for benefits
 at end of year                                $7,719,097         $ 9,632,899         $1,768,123        $5,126,504
                                               ===================================================================

                    Whittaker Corporation Partnership Plan
                   Notes to Financial Statements (continued)

                                                         INTERNATIONAL    BIOWHITTAKER     PARTICIPANT
                                             GROWTH          EQUITY          COMMON           LOAN
                   1995                       FUND            FUND         STOCK FUND         FUND             TOTAL
------------------------------------------------------------------------------------------------------------------------
Additions to net assets attributed to:
  Investment income:
    Net appreciation in fair value of
     investments                          $   90,131      $  132,827      $ 61,695        $       --         $ 1,488,791
    Interest and dividends                   743,455         249,629           217               128           2,011,308
                                          ------------------------------------------------------------------------------
                                             833,586         382,456        61,912               128           3,500,099
Contributions:
  Participants                               479,831         447,694            --                --           2,508,283
  Employer matching                           29,107          32,343            --                --             921,938
  Employer profit sharing                    348,410         260,420            --                --           1,891,468
                                          ------------------------------------------------------------------------------
                                             857,348         740,457            --                --           5,321,689

Loan repayments                              103,093          73,636            --          (527,427)                 --
                                          ------------------------------------------------------------------------------
Total additions                            1,794,027       1,196,549        61,912          (527,299)          8,821,788

Deductions from net assets attributed to:
  Benefits paid to participants              224,146         179,204        79,441           108,222           6,278,344
  Administrative expenses                     24,373          16,330         5,686                --             178,620
  Loans issued                               193,808         127,746            --          (702,474)                 --
                                          ------------------------------------------------------------------------------
Total deductions                             442,327         323,280        85,127          (594,252)          6,456,964
                                          ------------------------------------------------------------------------------
                                           1,351,700         873,269       (23,215)           66,953           2,364,824

Interfund transfers, net                     557,237        (338,912)      (25,271)               --                  --

                                          ------------------------------------------------------------------------------

Net increase (decrease)                    1,908,937         534,357       (48,486)           66,953           2,364,824

Net assets available for benefits
 at beginning of year                      3,914,150       3,110,387       724,518         1,613,414          33,706,029
                                          ------------------------------------------------------------------------------
Net assets available for benefits
 at end of year                           $5,823,087      $3,644,744      $676,032        $1,680,367         $36,070,853
                                          ==============================================================================

                    Whittaker Corporation Partnership Plan

5. INCOME TAX STATUS

The Internal Revenue Service has issued a determination letter dated June 12, 1995, that the Plan qualifies, in form, under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (the Code) and the underlying trust is, therefore, exempt from federal income taxes under Section 501(a) of the Code. The Plan is required to operate in accordance with the Code to maintain its tax qualification. The Administrative Committee is not aware of any course of actions or series of events that have occurred which might adversely affect the Plan's qualified status.

                     WHITTAKER CORPORATION PARTNERSHIP PLAN

                SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                               DECEMBER 31, 1996


                                           SHARES/FACE                      CURRENT
           IDENTITY OF ISSUE                  AMOUNT          COST           VALUE
--------------------------------------------------------------------------------------
The Charles Schwab Family of Funds*
 Schwab Retirement Money Fund                $  574,793      $  574,793     $  574,793

The Charles Schwab Family Funds*
 Schwab Institutional Advantage Money
  Fund                                          821,167         821,167        821,167

Whittaker Corporation* Common Stock             318,274       3,617,265      4,018,209

Fidelity Intermediate Bond Fund                 168,499       1,683,408      1,698,474

T. Rowe Price Balanced Fund, Inc.               417,698       5,085,199      6,048,269

Twentieth Century Investors Inc.,
 Growth Investors                               235,096       4,901,464      5,143,910

Templeton Foreign Fund series of
 Templeton Funds, Inc.                          384,344       3,564,832      3,981,805

Scudder Growth and Income Fund                   55,643       1,295,157      1,292,580

BioWhittaker, Inc.* Common Stock                 80,140         287,374        641,120

Participant Loans*                            2,038,696       2,038,696      2,038,696

Dreyfus-Certus Stable Value Fund              4,947,741       4,947,741      4,947,741

Aetna Life Insurance Company, Group
 Annuity Contract, 5.22%, 50% matures
 February 17, 1997, remainder matures
 September 15, 1997                          $1,781,565       1,781,565      1,781,565

*Indicates a party-in-interest to the Plan.

                     WHITTAKER CORPORATION PARTNERSHIP PLAN

                               DECEMBER 31, 1996


                                           SHARES/FACE                   CURRENT
           IDENTITY OF ISSUE                  AMOUNT          COST        VALUE
--------------------------------------------------------------------------------------
Allstate Life Insurance Company, Group
 Annuity Contract, 7.39%, matures
 October 15, 1998                            $1,039,840     $1,039,840     $ 1,039,840

Aurora National Life Assurance Company,
 Group Annuity Contract, 5.61%, matures
 September 3, 1998                           $  475,369        475,369         475,369

                                                                           -----------
Total assets held for investment
 purposes                                                                  $34,503,538
                                                                           ===========

                     WHITTAKER CORPORATION PARTNERSHIP PLAN

                      SCHEDULE OF REPORTABLE TRANSACTIONS

                          YEAR ENDED DECEMBER 31, 1996



    IDENTITY OF PARTY INVOLVED          DESCRIPTION OF ASSET        PURCHASE PRICE
-----------------------------------------------------------------------------------
Category (i) - A single transaction in excess of 5% of Plan assets.
The Charles Schwab Family of Funds*    Schwab Retirement Money Fund    $       --

The Charles Schwab Family of Funds*    Schwab Institutional
                                       Advantage Money Fund             2,351,687

The Charles Schwab Family of Funds*    Schwab Institutional
                                       Advantage Money Fund                    --

The Charles Schwab Family of Funds*    Schwab Institutional
                                       Advantage Money Fund             2,600,514

The Charles Schwab Family of Funds*    Schwab Institutional
                                       Advantage Money Fund                    --

The Dreyfus Trust Company              Dreyfus-Certus Stable Value
                                       Fund                             2,400,000

The Dreyfus Trust Company              Dreyfus-Certus Stable Value
                                       Fund                             2,000,000

Franklin Templeton                     Franklin Stable Value Fund              --

*Indicates a party-in-interest to the Plan.




                                                                          CURRENT
                                                                          VALUE OF
                                                                          ASSET ON
                                        SELLING         COST OF          TRANSACTION      NET GAIN
    IDENTITY OF PARTY INVOLVED           PRICE           ASSET              DATE           (LOSS)
---------------------------------------------------------------------------------------------------
Category (i) - A single transaction in excess of 5% of Plan assets.
The Charles Schwab Family of Funds*    $2,365,510      $2,365,510        $2,365,510      $   --

The Charles Schwab Family of Funds*            --       2,351,687         2,351,687          --

The Charles Schwab Family of Funds*     2,400,000       2,400,000         2,400,000          --

The Charles Schwab Family of Funds*            --       2,600,514         2,600,514          --

The Charles Schwab Family of Funds*     2,000,000       2,000,000         2,000,000          --

The Dreyfus Trust Company                      --       2,400,000         2,400,000          --

The Dreyfus Trust Company                      --       2,000,000         2,000,000          --

Franklin Templeton                      2,600,514       2,600,514         2,600,514          --

                     WHITTAKER CORPORATION PARTNERSHIP PLAN

                          YEAR ENDED DECEMBER 31, 1996


                                                      NUMBER OF         VALUE OF
                                                      PURCHASES        PURCHASES
              DESCRIPTION OF ASSETS                    (SALES)          (SALES)        NET GAIN (LOSS)
------------------------------------------------------------------------------------------------------
Category (iii) - Series of securities transactions in excess of 5% of Plan assets.
The Charles Schwab Family of Funds*
 Schwab Retirement Money Fund                         162           $ 3,378,467        $     --
                                                      (41)           (4,361,665)             --

The Charles Schwab Family of Funds*
 Schwab Institutional Advantage Money Fund            163             7,882,908              --
                                                      (43)           (7,061,741)             --

Whittaker Corporation*
 Whittaker Corporation Common Stock                    76             1,345,009              --
                                                      (44)             (641,995)        238,559

The Dreyfus Trust Company
 Dreyfus-Certus Stable Value Fund                       6             4,947,741              --


Franklin Templeton
 Franklin Stable Value Fund                            10               115,646              --
                                                       (1)           (2,600,514)             --

Twentieth Century Investors Inc.,
 Growth Investors                                     197             1,553,915              --
                                                      (58)           (2,321,565)         95,996

T. Rowe Price
 Balanced Fund, Inc.                                  202             1,755,275              --
                                                      (53)           (1,029,121)        141,384

Templeton Foreign Fund series of Templeton
 Funds, Inc.                                          192             1,229,269              --
                                                      (45)           (1,183,102)         81,280

There were no category (ii) or (iv) reportable transactions during the year ended December 31, 1996.

*Indicates a party-in-interest to the Plan.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                       Whittaker Corporation Partnership Plan


Date:  June 27, 1997                   By:   /s/ Charles E. Barrantes
                                          ----------------------------------
                                             Charles E. Barrantes
                                             Vice President and
                                             Chief Financial Officer

                                 EXHIBIT INDEX
                                 -------------

                                                     Sequentially
Exhibit No.      Description                         Numbered Page
-----------      -----------                         -------------
  23.1           Independent Auditor's Consent

